Direct Dial (214) 922-4156
Direct Fax (214) 922-4144
lhardenburg@hallettperrin.com

November 20, 2007

U.S. Securities and Exchange Commission	Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mr. H. Christopher Owings
Mr. John Fieldsend
Mail Stop 3561

RE:	Decorize, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed June 15, 2007
File No. 333-140794

Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed September 28, 2006
File No. 1-31260

Forms 10-QSB for the Fiscal Quarters ended September 30, 2006, December 31, 2006, and March 31, 2007
Filed November 14, 2006, February 14, 2007, and May 16, 2007, respectively

Amendment No. 1 to Form 10-QSB for the Fiscal Quarter ended March 31, 2007
Filed July 27, 2007
File No. 1-31260

Dear Mr. Owings:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated August 24, 2007 (the “Comment Letter”), with respect to Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (File No. 333-140794) (the “Registration Statement”) and certain periodic filings by the Company, which was addressed to the Chief Executive Officer of the Company.

This letter sets forth our response, made on behalf of the Company, to each of the Staff’s comments set forth in the Comment Letter. For convenience, the numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery, together with a marked copy of an Amendment No. 3 to the Registration Statement filed by the Company, which shows all changes made since the July 25, 2007 filing of Amendment No. 2 to the Registration Statement.

U.S. Securities and Exchange Commission
November 20, 2007

Amendment No. 2 to Registration Statement on Form SB-2

1.
We note that you are registering the sale of 22,871,865 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders - such as SRC Holdings Corporation and Quest Capital Alliance, L.L.C. - as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

In response to the Staff’s comment, the Company has reduced the number of shares being offered for resale by SRC Holdings Corporation (“SRC Holdings”) and Quest Capital Alliance, L.L.C. (“Quest”) as reflected in the enclosed Amendment No. 3 to the Registration Statement. Each of SRC Holdings and Quest has agreed to reduce the number of shares of common stock offered by each of them for resale under the Registration Statement to 3,500,000, or a total of 7,000,000 for both stockholders. The reduced offering amount represents a reduction of 6,536,197 shares (65.1%) from the 10,036,197 shares originally proposed to be registered for resale by SRC Holdings, and a reduction of 1,956,286 shares (35.9%) from the 5,459,286 shares originally proposed to be registered for resale by Quest. Giving effect to both reductions, the 3,500,000 shares offered for resale under the Registration Statement by each of SRC Holdings and Quest represents approximately 13.14% of all currently outstanding shares of common stock. All of the shares now offered for resale under the Registration Statement by these two stockholders are currently outstanding, and no shares of common stock underlying any convertible note or preferred stock held by the stockholders are offered for resale under the Registration Statement. After giving effect to the elimination of the 8,492,483 shares held by the two stockholders that are no longer included in the Registration Statement, the shares offered for resale by the two stockholders collectively represent approximately 48.7% of the aggregate 14,376,382 shares of common stock registered for resale by all selling stockholders under the Registration Statement.

U.S. Securities and Exchange Commission
November 20, 2007

2.
We note your response to comment 1 in our letter dated July 13, 2007. In the last paragraph before your Additional Information Regarding Certain Transactions with Selling Stockholders section on page 12, you state that you have communicated with your transfer agent and the selling stockholders to determine if any of the shares offered in your deregistered registration statements have been sold. Also, in your Convertible Promissory Notes table on page 13, you state that you were unable to determine whether any of the shares offered have been sold in a registered resale. If your selling stockholders sold shares based upon an exemption, please disclose the consequences of this type of unregistered sale on page 12 and include risk factor discussing the risks of selling and purchasing an unregistered security. Please provide similar disclosure regarding the effect of selling securities pursuant to a prospectus that is no longer valid.

In response to the Staff’s comment, the Company has revised the disclosure language on pages 12 and 13 of the Registration Statement regarding the methodology utilized by the Company to determine how many shares of common stock to include in the current Registration Statement that were once included in the Company’s now-deregistered registration statements. The revised disclosure clarifies that, in the course of the Company’s communications with its selling stockholders and its transfer agent, the Company determined that, to the best of its knowledge, none of the selling stockholders sold any shares of common stock pursuant to the prior registration statements. As such, the Company initially included in prior filings of the current Registration Statement all shares previously offered by the selling stockholders in the prior registration statements. Per the Staff’s request, the Company has subsequently reduced the amount of shares being offered by such selling stockholders in the current Amendment No. 3 to the Registration Statement, as described in the Company’s response under paragraph 1 above.

Additional Information Regarding Certain Transactions with Selling Stockholders, p. 12

3.
We note your response to comment 2 in our letter dated July 13, 2007. You have indicated that the Nest USA note was paid in full. As a result, consider whether it might be appropriate to update your disclosure in your discussion of the Proceeds Payable to the Company to remove any implication that the amount paid to the Company under this particular note is hypothetical.

In response to the Staff’s comment, the Company has revised the disclosure in the table presented on page 16 of the Registration Statement. The table and related footnotes now reflect the fact that the Nest USA note was paid in full, and, therefore, the net proceeds to the Company are no longer “hypothetical,” and, accordingly, there is no amount to report under “Combined Hypothetical Total Possible Profit from Conversion Discounts for Holder and any affiliates of Holder” with regard to the Nest USA note.

U.S. Securities and Exchange Commission
November 20, 2007

4.
It is not clear to us why the Outstanding Warrants, Options, Notes and Other Securities table on page 16 does not include the additional shares of Series A Preferred Stock that were issued to SRC in 2005. Please revise and advise.

In response to the Staff’s comment, the Company hereby confirms that the Company did not issue additional shares of Series A Convertible Preferred Stock to SRC Holdings in June 2005. SRC Holdings was originally issued 500,000 shares of Series A Convertible Preferred Stock in February 2004, and these shares were convertible into shares of common stock a 1:1 ratio at the time they were issued. In June 2005, the terms of these 500,000 shares of Series A Convertible Preferred Stock were amended, such that the conversion price was lowered from $1.00 per share to $0.20 per share, effectively increasing the conversion ratio from 1:1 to 5:1. As a result of such amendment, the 500,000 shares of Series A Convertible Preferred Stock became convertible into a total of 2,500,000 shares of common stock.

As a supplement to the existing disclosure of this fact in the Registration Statement, the Company has added an additional footnote (3) to the table on page 17 of the Registration Statement to clarify that SRC Holdings continues to own 500,000 shares of Series A Convertible Preferred Stock, and the terms of those shares, as amended in June 2005, provide that such shares are convertible into shares of common stock at a 5:1 ratio, or a total of 2,500,000 shares of common stock. Additionally, the Company has revised the description of the Series A Convertible Preferred Stock on page 30 of the Registration Statement to reflect the current conversion ratio.

Security Ownership of Certain Beneficial Owners and Management, page 27

5.
The amount of shares held by some of the shareholders named in this table differs from the amounts that have been disclosed in the Selling Stockholders table that appears on page 8. For example, the amount held by Nest USA (and, correspondingly, Marwan M. Atalla) is greater here than in the Selling Stockholders table, which appears to have been revised to exclude the remaining number of shares issuable upon conversion of the convertible term note that was previously outstanding. It is also not clear why this chart indicates that SRC Holdings owns 500,000 shares of Series A Preferred Stock when the footnotes to the Selling Stockholders table indicates that the amount is 2,500,000 shares. Similarly, the total amount held by SRC in the Selling Stockholders table is 10,036,197 while the total amount here would appear to be 11,036,197. Please also revise footnote (2) to this table to disclose the total amount outstanding as of the date indicated. Please revise or advise.

U.S. Securities and Exchange Commission
November 20, 2007

In response to the Staff’s comment, the Company has revised the selling stockholders and beneficial ownership tables on pages 9 and 28, respectively, of the Registration Statement to accurately reflect the current number of shares of Company common stock beneficially owned by the persons listed.

Concerning the amount of Series A Convertible Preferred Stock owned by SRC Holdings listed in the table, the 500,000 shares of Series A Convertible Preferred Stock shown in the table as currently owned by SRC Holdings, and footnote (6) identifying the 2,500,000 shares of Company common stock into which the 500,000 shares of Series A Convertible Preferred Stock are convertible, are correct. Please see the Company’s response under paragraph 4 above.

In response to the Staff’s comment, the Company has revised footnote (2) to the selling stockholders table on page 9 of the Registration Statement and footnote (2) to the beneficial ownership table on page 28 of the Registration Statement to include the total number of shares of common stock outstanding as of the date indicated.

Consolidated Balance Sheet, page F-3

6.
In Note 12 on page F-38, you disclose that the lender of the September 11, 2006 short term note in the amount of $750,000 is also one of your directors. In this regard, please characterize this note as a related party note or tell us why it is inappropriate to do so.

In response to the Staff’s comment, the Company has re-characterized the September 11, 2006 short term note as a related party note in its financial statements, and the Company has amended all applicable prior filings accordingly.

Consolidated Statements of Changes on Stockholders’ Equity (Deficit), page F-6

7.
We note your disclosure regarding the consulting agreement on page II-3. Please tell us the period and manner you used to recognize the fair value for equity instruments exchanged for consulting services. Please include any performance commitment, forfeitability, stock price, and other measurement assumptions used to support your conclusion. Alternatively, please tell us why you did not recognize any value for the equity instruments, as applicable.

On September 15, 2006, the Company entered into a Consulting Agreement with Equity Services, LLC (“Equity Services”), pursuant to which Equity Services was to provide investor relations consulting services to the Company for an initial term of one year. As a portion of the consideration to be received by Equity Services pursuant to the Consulting Agreement, the Company issued to Equity Services a warrant to purchase 150,000 shares of the Company’s common stock at an initial price of $0.27 per share, the then-current market price per share of common stock.

U.S. Securities and Exchange Commission
November 20, 2007

The Company has valued the options using the Black-Scholes model. The strike price of the warrant was equal to the closing price on the grant date, or $0.27. A two-year term was used, along with a risk-free interest rate of 4.87%. The Company’s estimated two-year volatility was 85% based upon weekly closing prices. The resulting implied fair value of $0.13 per share was discounted 60% due to the restricted nature of the warrant shares and the relative illiquidity of the Company’s common stock to arrive at the estimated grant-date fair value of the warrant of $11,700.

As of June 30, 2007, the Company recorded the fair value of the warrant issued as a credit to additional paid-in capital, and had charged $9,263 for the expired portion of the one-year Consulting Agreement to consulting expense in the quarter ended June 30, 2007. The Company did not record this warrant issuance in prior quarters. The impact to the prior quarters of the charge to consulting expense would not have been material.

Paragraph 2 of EITF Issue 00-18 Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees states “a measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b), absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).” In the current situation, the warrant is fully earned as of the commencement of the contract, as there is no specific service requirement or vesting arrangement specified. As a result, the measurement date for the valuation and recognition of the warrant was reached at the September 15, 2006 commencement of the contract.

Paragraph 6 of EITF Issue 00-18 states, in part, “Further, the Task Force expressed a view that the grantor should recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). The majority of the Task Force generally agreed that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances.”

On the basis of the foregoing, the Company has determined that it should account for the Consulting Agreement as a prepaid asset and amortize it over its term.

The fair value of the warrant issued under the Consulting Agreement should have been recognized as a prepaid expense and credit to additional paid-in capital as of the September 15, 2006 commencement date of the contract. The estimated impact as of each interim reporting period of not recording the warrant issuance was evaluated and determined to be immaterial at the time those interim financial statements were filed. The relevant amounts for each period are as follows:

U.S. Securities and Exchange Commission
November 20, 2007

	September 30, 2006	December 31, 2006	March 31, 2007
Paid-in capital	$(11,700)	$(11,700)	$(11,700)
Prepaid expense	11,212	8,288	5,362
Consulting expense	488	3,413	6,338

Percentage of paid-in capital	0.1%	0.1%	0.1%
Percentage of total assets	0.2%	0.2%	0.1%
Percentage of net loss	0.2%	1.2%	1.4%

As of June 30, 2007, the Company appropriately recognized expense for the expired portion of the Consulting Agreement based upon the estimated fair value of the warrant issued to Equity Services.

Note 1: Nature of Operations and Summary of Significant Accounting … page F-22

Loss Per Share, page F-24

8.	Please revise and reconcile the net loss and loss available to common shareholders in this table with the amounts presented in your Consolidated Statement of Operations.

In response to the Staff’s comment, the Company has included in the notes to its consolidated financial statements for the fiscal year ended June 30, 2007 a new loss per share table on page F-22 of the Registration Statement that reconciles the net loss and loss available to common shareholders with the amounts presented in the Company’s Consolidated Statements of Operations. Additionally, the Company has revised the loss per share table on page F-10 of the Company’s amended Annual Report on Form 10-KSB for the year ended June 30, 2006, which table previously appeared in Amendment No. 2 to the Registration Statement, to reconcile the net loss and loss available to common shareholders with the amounts presented in the Company’s Consolidated Statement of Operations for such period. Please see the Company’s response under paragraph 10 below.

Stock-based Compensation, page F-25

9.
Please revise to reconcile loss available to common shareholders with the Consolidated Statement of Operations at June 30, 2005 and recalculate pro forma net loss available to common shareholders and the related per share amounts.

In response to the Staff’s comment, the Company has revised the table on page F-11 of the Company’s amended Annual Report on Form 10-KSB for the year ended June 30, 2006, which table previously appeared in Amendment No. 2 to the Registration Statement, to reconcile the loss available to common shareholders with the Company’s Consolidated Statement of Operations at June 30, 2005, and has recalculated pro forma net loss available to common shareholders and the related per share amounts. Please see the Company’s response under paragraph 10 below.

U.S. Securities and Exchange Commission
November 20, 2007

Form 10-KSB for Fiscal Year Ended June 30, 2006 & Form 10-QSB for Fiscal Quarter Ended September 30, 2006

10.	We note your response to comment 12 in our letter dated July 13, 2007. We reissue that comment because you have not revised the applicable periodic reports.

In response to the Staff’s comment, the Company filed with the Securities and Exchange Commission on October 9, 2007 an amended Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006, and amended Quarterly Reports on Form 10-QSB for the fiscal quarters ended September 30, 2006, December 31, 2006 and March 31, 2007, all of which include revised disclosures in response to all of the Staff’s comments relevant to such periodic reports contained in the Comment Letter and the previous comment letters of the Staff dated March 19, 2007 and July 13, 2007, and the previous comment letter of the Staff dated December 21, 2006 regarding the Company’s now-withdrawn Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

11.	We note your response to comment 13 in our letter dated July 13, 2007. We reissue that comment because you have not revised the applicable periodic reports.

Please see the Company’s response under paragraph 10 above.

Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2007

Item 3. Controls and Procedures, page 18

12.
In your future amended filings, the explanatory note should include a brief description of the nature of revisions to financial statements, the impact on net assets, results of operations and/or cash flows, and reference the footnote that describes the changes in further detail.

In response to the Staff’s comment, the Company has included in each of the amended periodic reports filed with the Securities and Exchange Commission on October 9, 2007, and identified in the Company’s response under paragraph 10 above, a detailed explanatory note that provides, as appropriate, a brief description of the nature of revisions to financial statements and the impact on net assets, results of operations and/or cash flows, and makes reference to the footnote(s) that describe the changes in further detail.

U.S. Securities and Exchange Commission
November 20, 2007

13.
We note your response to comment 15 in our letter dated July 13, 2007. In the first paragraph on page 19, you state that the biggest risk to you in violating the segregation of duties principles is the possibility of expense misstatement. In addition to disclosing and discussing the biggest risk to you, please disclose and discuss all the risks to you in violating the segregation of duties principles. Also, you state that you have “put several detective controls in place” to compensate for the possibility of expense misstatement, but you disclose only examples of the detective controls you have established. Please disclose and discuss all of the detective controls you have put into place to compensate for the possibility of expense misstatement.

Further, please disclose the fact that deficiencies in your accounting close process resulted in a longer than necessary close for your Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 causing you to file the report late, as you discuss in response to comment 14 in our letter dated July 13, 2007.

In response to the Staff’s comment, the Company has revised its discussion of controls and procedures in Item 8A of the June 30, 2007 Form 10-KSB to address the additional disclosures requested by the Staff, including disclosure revisions that:

•	more explicitly discuss risks resulting from inadequate segregation of duties;
•	better describe detective controls implemented by the Company to identify potential expense misstatements;
•	address the deficiencies in the Company’s accounting close process, the impact of such deficiencies and the Company’s efforts taken to date to remediate the deficiencies identified; and
•
clarify and expand the description of other deficiencies identified in internal control, the impact of such deficiencies and the Company’s efforts taken to date to remediate the deficiencies identified.

* * * * *

U.S. Securities and Exchange Commission
November 20, 2007

Thank you for your continued cooperation regarding this matter. Please contact me at (214) 922-4156 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

Lance M. Hardenburg

cc:	Steve Crowder (w/o encls)